Jing Tong	jingtong@velaw.com
Tel 713.758.3384	Fax 713.615.5580

March 30, 2023

VIA ELECTRONIC MAIL AND EDGAR FILING

Christina Chalk
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Primo Water Corp /CN/ Revised Preliminary Proxy Statement filed March 30, 2023 File No. 1-31410

Dear Ms. Chalk:

Set forth below are the responses on behalf of Primo Water Corporation (the “Company” or “Primo Water”) to comments received from the staff of the Office of Mergers & Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on March 30, 2023, with respect to Amendment No. 3 to its preliminary proxy statement, File No. 1-31410, filed with the Commission on March 30, 2023 (“Amendment No. 3”).

Substantially concurrent with the submission of this letter, the Company is filing an Amendment No. 4 to its preliminary proxy statement (“Amendment No. 4”). For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 3 and all capitalized terms used but not defined herein have the same meaning as in Amendment No. 3.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	845 Texas Avenue, Suite 4700 Houston, Texas 77002 Tel +1.713.758.2222 Fax +1.713.758.2346 velaw.com

Securities and Exchange Commission March 30, 2023 Page 2

Procedure for Considering Shareowner Proposals, page 16

1.
The disclosure here states that although you are asking shareowners to approve the bylaw amendments, they are currently in effect. The last bullet point on page 16 states that the bylaw amendments “provide that any proxies in favor of a nomination that is withdrawn by the nominating shareowner or disregarded due to failure to comply with applicable proxy rules or the procedures set forth in the Amended and Restated By-Laws will be treated as abstentions” and will count towards a quorum for the meeting. However, in multiple places throughout the proxy statement, you disclose the following: “If Legion withdraws or abandons its solicitation or fails to comply with the universal proxy rules, any votes cast in favor of the Allowed Legion Nominees will be disregarded and not be counted, whether such vote is provided on the Company’s BLUE universal proxy card or Legion’s proxy card.” Please revise the disclosure throughout the proxy statement to reconcile these statements.

RESPONSE: We acknowledge the Staff’s comment and have revised the second sentence quoted above as follows in Amendment No. 4 (with changes in bold and underlined):

“If Legion withdraws or abandons its solicitation or fails to comply with the universal proxy rules, any votes cast in favor of the Allowed Legion Nominees will be disregarded and not be counted as votes cast in respect of the director election proposal, whether such vote is provided on the Company’s BLUE universal proxy card or Legion’s proxy card.”

Proposal 5 - Amended and Restated By-Law Amendments, page 84

2.
We note the following revised disclosure on page 85: “By voting in favor of Proposal 5, shareowners will be endorsing the power of the Company and the Board to make the determination with respect to such a deficiency that arises after the submission of an advance notice of intention to nominate and before the annual meeting.” We do not believe this sentence and the disclosure in this section generally fully and fairly describe the impact of the by-law changes you are asking shareowners to approve. Please expand the disclosure to more accurately describe the impact of the potential changes with respect to the Company’s ability to unilaterally determine that a dissident has violated any proxy rule and consequent ability of the Company to disregard proxies solicited for such dissident’s nominees.

RESPONSE: We acknowledge the Staff’s comment and have included revised disclosures on page 84 of Amendment No. 4 to further clarify the impact of the proposed by-law changes in question.

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Securities and Exchange Commission March 30, 2023 Page 3

Please contact me directly at (713) 758-3384 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Jing Tong
Jing Tong

cc:
Marni M. Poe (mpoe@primowater.com)
Michael James (mjames@primowater.com)
Lawrence S. Elbaum (lelbaum@velaw.com)
C. Patrick Gadson (pgadson@velaw.com)
Michelle Vigod (mvigod@goodmans.ca)
Jonathan Feldman (jonfeldman@goodmans.ca)